SUITE 1000 VOLUNTEER BUILDING 832 GEORGIA AVENUE CHATTANOOGA, TENNESSEE 37402-2289 (423) 756-6600 FAX (423) 785-8480	John F. Henry, Jr. Direct Dial (423) 785-8208 Direct Fax (423) 321-1509 jhenry@millermartin.com

October 16, 2009

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:

The Dixie Group, Inc.’s response to the Securities and Exchange Commission’s letter dated August 26, 2009, regarding The Dixie Group, Inc.’s Form 10-K for the Fiscal Year ended December 27, 2008, filed March 5, 2009 and its Definitive Proxy Statement on Schedule 14A filed on March 10, 2009 File No. 000-02585.

Dear Mr. Owings:

The Dixie Group, Inc. (“Dixie Group”) has received your letter dated October 5, 2009 with respect to the review by the Staff of the Securities and Exchange Commission of the above-referenced filings.

For your convenience, each of the numbered comments in your letter is repeated in this letter with the Company’s response set froth immediately below such comment.  Additionally, comment number 2 is separated into 3 subsections.

General

1.

We note that your response letter dated September 4, 2009 was submitted on your behalf by your outside counsel.  Please provide a separate letter on company letterhead signed by an officer of the company acknowledging that:

•

The company is responsible for the adequacy and accuracy of the disclosures in the filings;

•

Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

October 16, 2009

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

Enclosed is a letter on Company letterhead signed by the Company’s Chief Financial Officer, Jon A. Faulkner, containing the acknowledgments requested by the Staff.

Form 10-K for Fiscal Year Ended December 27, 2008

Schedule II – Valuation and Qualifying Accounts, page 53

2.

We reviewed your response to comment two in our letter dated August 26, 2009.  Please explain to us in more detail the process you use to estimate the reserve related to off-quality and obsolete inventory and determine adjustments to value inventory at the lower of cost or market at the end of each reporting period.  Also, please tell us the process you used in the additional analysis of your off-quality and obsolete inventory for 2008, what information is not available to perform a specific analysis at the SKU level for each category of off-quality and obsolete inventory and why the results of the additional analysis would be representative of the results for each other year presented had you performed a similar analysis.  We are particularly interested in your procedures to determine that adjustments to valuation reserves at the category level do not result in a material credit to income related to market value recoveries. In that regard, please specifically address the process you use to reconcile changes in the valuation reserve between reporting periods.

2.a – “Please explain to us in more detail the process you use to estimate the reserve related to off-quality and obsolete inventory and determine adjustments to value inventory at the lower of cost or market at the end of each reporting period.”

Response:

The Company analyzes its inventory at the end of each period and makes a comparison of the SKU level cost to an estimated recovery value. The estimated recovery values for finished goods and work in process to be further processed are set no more frequently than every six months based on an historical review of recovery values for such goods.  Recovery values for raw materials are reevaluated more frequently consistent with a higher turn rate and the bulk nature by which they are sold.  The resulting inventory quantities and estimated recovery values are used to reset the reserve levels for that period.  The change in the reserve for the period effectively flows through the P&L the cost (net of reserve) for the items sold and establishes cost (net of reserves) for new items recognized in the period which meet the quality and/or market criteria required for a write-down.

October 16, 2009

2.b - “Please tell us the process you used in the additional analysis of your off-quality and obsolete inventory for 2008, and what information is not available to perform a specific analysis at the SKU level for each category of off-quality and obsolete inventory and why the results of the additional analysis would be representative for each year presented had you performed a similar analysis. We are particularly interested in your procedures to determine that adjustments to valuation reserves at the category level do not result in a material credit to income related to market value recoveries.”

Response:

The Company reconstructed its finished goods detail balances for the 2007 and 2008 year-ends. Finished goods represent the most significant portion of inventory quantities and values upon which reserves are established.  The Company then compared items that were still in inventory from one year to the next, and noted that the total amount of such reserves that could have been relieved through income other than though the sale or disposition of the items of inventory or as a result of market value recovery was negligible- less than $6,000.

Finished goods carry a specific designator at the roll level for each product to mark an item as off-quality or obsolete. Items identified as off-quality and obsolete in either raw materials or work in process inventories contain no such marker at the case or roll level but instead are identified as off-quality or obsolete at the product level by a manual review process. Therefore, the detail does not exist to analyze these categories down to the specific item within the SKU as with finished goods.

Results of the Company’s 2008 review reflected that its off-quality and obsolete finished inventory  a) turns in excess of two times per year and b) is not designated as off-quality and obsolete until the disposal criteria are met. Thus, due to the processes in place to determine goods that require write down, the process for disposition of such inventories, the turnover rates of such products, the consistency of process application and the infrequent change in estimated recovery, the Company believes the likelihood of any material impact of gain recognition from any means other than sale for any year is remote.

2.c - “Please specifically address the process you use to reconcile changes in the valuation reserve between reporting periods.”

Response:

The Company does not perform a detailed reconciliation of the valuation reserve between periods. Because of the quickness of the inventory turn for all off quality and obsolete inventory, the Company believes that a detailed reconciliation would not be necessary and because of the lack of transaction detail such reconciliation would not be feasible.

October 16, 2009

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

3.

As suggested in your response to comment three in our letter dated August 26, 2009, please provide us with a copy of the manually signed consent.

Response:

Enclosed is a copy of the manually signed consent requested by the Staff, showing the correct date.

Definitive Proxy Statement on Schedule 14A

Proposal 1 – Election of Directors, page 9

Committees, Attendance, and Director’s Fees, page 10

Nominations for Director – Stockholder Recommendations, page 12

4.

We reviewed your response to comment four in our letter dated August 26, 2009 and note your statement that “any objective factors the Board intends to consider in assessing whether to accept a Stockholder nomination will be set forth in future Proxy Statements.”  To the extent not already addressed by the factors listed in your response, please revise your disclosure to state those objective factors the Board considers in assessing whether a stockholder recommendation is serious.  Please explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Response:

No additional objective factors have been established by the board at this time.  Any objective factors that the board develops in the future will be disclosed in the Company’s proxy material, as requested by the Staff.

Compensation Discussion and Analysis, page 16

The Elements of Executive Officer Compensation, page 16

Cash Incentive Awards, page 16

October 16, 2009

5.

We reviewed your response to comment seven in our letter dated August 26, 2009.  Please provide a more detailed analysis as to how the disclosure of your performance targets for your most recently completed fiscal year would cause you competitive harm.  The targets we have asked you to disclose in future filings are historical. As a general matter, we do not understand how the disclosure of historical targets in time periods subsequent to the competed fiscal year can provide your competitors with information that could be used to price products or product categories or to determine the selection and range of products that would most effectively compete with you and your products.  Please revise to disclose your performance targets or tell us why it is not appropriate to do so.

Response:

Note: The Company has not set performance targets for the 2009 incentive plan; therefore the following discussion pertains to targets set for the 2008 Plan.

The performance targets discussed in the Proxy Materials for the meeting held in April, 2009, relate specifically to brand and market sector information.  These targets are strong indicators of the margins for such brands and sectors.

The Company’s products are in the extreme upper end of its markets, and margin information in such markets is not generally known.  Disclosure of information from which margin information can be inferred would greatly assist existing competitors and potential competitors in their efforts to determine which sectors of the market are attractive,  which brands  offered by the Company (or product categories) are appropriate targets for aggressive competition, or even which brands or product categories would be vulnerable.

Under Instruction 4 to Rule 402 of Regulation S-K, the Company must determine whether such target information is confidential, or would cause competitive harm to the company.  In practice, the Company treats all margin information- including historical information- as confidential, and believes that disclosure of such information, directly or indirectly, would cause it competitive harm.

6.

We reviewed your response to comment eight in our letter dated August 26, 2009.  Please confirm that in further filings you will disclose how you calculate earnings before interest and taxes from continuing operations from your audited financial statements as required by Instruction 5 to Item 402(b) of Regulation S-K.

Response:

In future filings the company will disclose how it calculates EBIT for purposes of the incentive plan.

Grants of Plan-Based Awards, page 22

October 16, 2009

7.

We reviewed your response to comment 10 in our letter dated August 26, 2009 and reissue this comment.  Disclosure of the threshold, target and maximum amount of non-equity cash awards in your grants of plan-based awards table is required by Item 402(d) of Regulation S-K.

Response: The Company will disclose threshold, target and maximum amounts of non-equity cash awards in the tabular disclosure as required by Item 402(d) of Regulation S-K.

Very truly yours,

MILLER & MARTIN PLLC

/s/ John F. Henry, Jr.

John F. Henry, Jr.

JFH/ms